# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Silver Point Specialty Lending Fund, CIK 0001646614
CUSIP: 000000000
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 2 GREENWICH PLAZA, FIRST FLOOR, GREENWICH, Connecticut (CT), 06830
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001683168-25-003238
Filed by CIK 0002061975

## Reporting persons
- Delta Master Trust: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,774,258.01; sole dispositive power 0; shared dispositive power 5,774,258.01; aggregate amount beneficially owned 5,774,258.01 (15.37% of the class)
  Comment: The percent of class represented by amount in row (9) is based on (i) 36,907,951 common shares of the Issuer outstanding as of May 13, 2025, as reported in the Issuer's Form 10-Q for the quarterly period ended March 31, 2025, filed by the Issuer with the Securities and Exchange Commission (the "SEC") on May 13, 2025, and (ii) an additional 658,991 common shares of the Issuer issued and sold by the Issuer on June 2, 2025, as reported in the Issuer's Form 8-K filed by the Issuer with the SEC on June 24, 2025.

## Item 1. Issuer
Name of issuer: Silver Point Specialty Lending Fund
Address of issuer's principal executive offices: Two Greenwich Plaza, Suite 1, Greenwich, Connecticut 06830

## Item 2. Person Filing
Name of person filing: Delta Master Trust
Address of principal business office or, if none, residence: 1030 Delta Boulevard, Department 369, Atlanta, GA 30354
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: 5,774,258.01
Percent of class: 15.37%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 5,774,258.01
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 5,774,258.01

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Delta Master Trust: /s/ Jonathan E. Glidden, Jonathan E. Glidden / Managing Director - Pensions (08/08/2025)